SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)
TIANYIN PHARMACEUTICAL CO., INC.
 (Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

88630M1045
(CUSIP Number)

Cmark Holdings Co., Ltd.
Unit 06, 21/F, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong
Telephone: (852) 3583 3340; Fax: (852) 3585 6021
______

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

CUSIP Number __________

(1)	Name of Reporting Persons: Cmark Holdings Co., Ltd.
S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)  OO

(5)	Check if Disclosure of Legal Proceedings
is required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization:  Cayman Islands

Number of Shares	(7) Sole Voting Power: 7.757%
Beneficially Owned
By Each Reporting	(8) Shared Voting Power:
Person With
(9) Sole Dispositive Power: 7.757%

(10) Shared Dispositive Power:

(11) Aggregate Amount Beneficially Owned by
       Each Reporting Person:  2,065,503

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see
        Instructions).

(13) Percent of Class Represented by Amount in Row (11): 7.757%

(14) Type of Reporting Person (See Instructions): CO

(1)	Name of Reporting Persons: Stewart Shiang Lor. S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)  OO

(5)	Check if Disclosure of Legal Proceedings
is required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization:  The United States of America

Number of Shares	(7) Sole Voting Power: 7.75%
Beneficially Owned
By Each Reporting	(8) Shared Voting Power:
Person With
(9) Sole Dispositive Power: 7.75%

(10) Shared Dispositive Power:

(11) Aggregate Amount Beneficially Owned by
       Each Reporting Person:  2,065,503

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see
        Instructions).

(13) Percent of Class Represented by Amount in Row (11): 7.75%

(14) Type of Reporting Person (See Instructions): IN

Item 1.  Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Tianyin Pharmaceutical Co., Inc., a Delaware corporation (the “Company”).

The Company's principal offices are located at business at 23rd Floor, Unionsun Yangkuo Plaza, No. 2, Block 3, Renmin Road South, Chengdu, P.R. China 610041.

Item 2.  Identity and Background.

(a)
This statement is filed by (i) Cmark Holdings Co., Ltd., an exempted Cayman Islands Company (“Cmark”) and (ii) Stewart Lor, the sole shareholder and director of Cmark (“Lor” together with Cmark the “Filers”).  Cmark directly owns all of the shares reported in the Statement; Mr. Lor however, has sole voting and dispositive power with respect to such shares.

(b)
Cmark’s principal office is located at Unit 06, 21/F, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong, (852) 3583 3340.  Cmark’s principal business is investment advisory services & equity investment.  Stewart Lor’s business address is Unit 06, 21/F, Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong, (852) 3583 3340.

(c)	Stewart Lor’s principal occupation is as an investment consultant, which he conducts at the following companies: Cmark Capital Co., Ltd. and Time Poly Management, Ltd.
(d)	During the past five years, neither Filer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the past five years, neither Filer has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Stewart Lor is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities disclosed herein were acquired through a share exchange transaction between the Issuer, Raygere Limited, a company organized under the laws of the British Virgin Islands (“Raygere”), and Time Poly Management Limited, Happyvale Limited and Fartop Management Limited, each a BVI company, and Cmark Holding Co., Ltd., an exempted company organized under the laws of the Cayman Islands (collectively, the “Raygere Stockholders”), pursuant to which all the shares of Raygere were transferred to the Issuer and Raygere became the Issuer’s wholly-owned subsidiary (the “Share Exchange”).

Item 4. Purpose of Transaction

The Filers are filing this amendment to disclose the recent sale of 100,000 shares of the Company’s common stock that they own.  Based on the amount of the Company’s shares of common stock currently outstanding, the Filer’s now own 7.75% of the Company’s outstanding common stock, which reflects more than a 1% change in the Filer’s percentage of the class beneficially owned.

Item 5.  Interest in Securities of the Issuer

(a)	Cmark controls 2,065,503 of the 26,644,026 outstanding shares of the Company.
(b)	The shares held by Cmark shall have sole power to vote or to direct the vote and sole power to dispose of direct the disposition.
(c)	During the past 60 days, the Filers sold 100,000 shares of the Company’s common stock, which is the reason for this amendment.
(d)	No other person is known to the filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.
(e)	n/a

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A.

Item 7.  Material to Be Filed as Exhibits.

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2010

Signature: /s/ Stewart Lor

Name/Title: Stewart Lor, Director